                                                                      EXHIBIT 12

                               AVISTA CORPORATION

         Computation of Ratio of Earnings to Fixed Charges and Preferred
                             Dividend Requirements
                                  Consolidated
                             (Thousands of Dollars)



                                                                    Years Ended December 31
                                              -------------------------------------------------------------------
                                                 2001          2000         1999          1998          1997
                                              ------------  -----------  ------------  ------------  ------------
Fixed charges, as defined:
    Interest expense                             $100,841      $64,846       $61,703       $66,158       $63,413
    Amortization of debt expense
      and premium - net                             5,639        3,409         3,044         2,859         2,862
    Interest portion of rentals                     5,140        4,324         4,645         4,301         4,354
                                              ------------  -----------  ------------  ------------  ------------

        Total fixed charges                      $111,620      $72,579       $69,392       $73,318       $70,629
                                              ============  ===========  ============  ============  ============

Earnings, as defined:
    Income from continuing operations             $59,605     $101,055       $28,662       $78,316      $114,767
    Add (deduct):
      Income tax expense                           34,386       76,998        16,897        43,430        61,059
      Total fixed charges above                   111,620       72,579        69,392        73,318        70,629
                                              ------------  -----------  ------------  ------------  ------------

        Total earnings                           $205,611     $250,632      $114,951      $195,064      $246,455
                                              ============  ===========  ============  ============  ============

Ratio of earnings to fixed charges                   1.84         3.45          1.66          2.66          3.49

Fixed charges and preferred
  dividend requirements:
    Fixed charges above                          $111,620      $72,579       $69,392       $73,318       $70,629
    Preferred dividend requirements (1)             3,835       41,820        34,003        13,057         8,261
                                              ------------  -----------  ------------  ------------  ------------

        Total                                    $115,455     $114,399      $103,395       $86,375       $78,890
                                              ============  ===========  ============  ============  ============


Ratio of earnings to fixed charges
  and preferred dividend requirements                1.78         2.19          1.11          2.26          3.12


(1) Preferred dividend requirements have been grossed up to their pre-tax level.